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UNITED STATES                                                                      ---------------------------------------
SECURITIES AND EXCHANGE COMMISSION                                                               OMB APPROVAL
Washington, D.C. 20549                                                             -----------------------------------------
                                                                                   -----------------------------------------

FORM N-17f-2                                                                       OMB Number:                 3235-0360
                                                                                   -----------------------------------------
Certificate of Accounting of Securities and Similar                                -----------------------------------------
Investments in the Custody of                                                      Expires:
Management Investment Companies                                                    -----------------------------------------
                                                                                   -----------------------------------------
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]                                          Estimated average burden
                                                                                   hours per response...............0.05

                                                                                  -----------------------------------------

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1. Investment Company Act File Number:                   Date examination completed:

811-04062                                                October 31, 2000
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2. State identification number

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AL              AK           AZ            AR           CA            CO
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CT              DE           DC            FL           GA            HI
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ID              IL           IN            IA           KS            KY
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LA              ME           MD            MA           MI            MN
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MS              MO           MT            NE           NV            NH
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NJ              NM           NY            NC           ND            OH
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OK              OR           PA            RI           SC            SD
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TN              TX           UT            VT           VA            WA
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WV              WI           WY            Puerto Rico
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Other: (specify)
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3. Exact name of investment company as specific in registration statement:

     GAM Funds, Inc.
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4. Address of principal executive office (number, street, city, state, zip code)
     135 East 57th Street, New York, New York 10022
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company
1.   All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal busines operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THE FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                        Report of Independent Accountants

To the Board of Directors of
GAM Funds, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about GAM Funds, Inc. (as relating solely to Global Fund, GAM International Fund and GAM Europe Fund ("the Funds")) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment
Company Act of 1940 ("the Act") as of October 31, 2000. Management is responsible for the Funds'compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds'compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2000, and with respect to agreement of security purchases and sales, for the period from January 1, 2000 through October 31, 2000:

- Confirmation of all securities held in an omnibus account by the depository, SIS-SEGA Interselltle (SIS), in book entry form on behalf of the sub custodian bank, UBS Zurich. Review of the reconciliation of positions from UBS Zurich to the omnibus account at the depository.

- Reconciliation of all such securities and positions from the custodian to the sub custodian bank, UBS Zurich, to the books and records of the Funds;

- Agreement of a sample selection of security purchases and security sales or maturities from the books and records of the Funds to trade tickets.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2000 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.




/s/ PricewaterhouseCoopers LLP

June 21, 2001

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940





June 21, 2001


PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York, NY 10036

We, as members of management of GAM Funds, Inc. (as relating to the GAM Global Fund, GAM International Fund and GAM Europe Fund ("the Funds")) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2000, and from January 1, 2000 through October 31, 2000.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2000, and from January 1, 2000 through October 31, 2000, with respect to securities reflected in the investment accounts of the Funds.


GAM Funds, Inc.


By: /s/ Kevin J. Blanchfield
    ------------------------------------------------------
     Kevin J. Blanchfield
     Treasurer

       June 21, 2001
     ------------------------------------------------------
     Date